SunTrust Robinson Humphrey 2006 Financial Services Unconference
New York City
May 25, 2006





Market Diversification


2002
2004
2002
2005
OHIO
UNITED STATES
WEST VIRGINIA
KENTUCKY
Portland
Celina
Wapakoneta
Millersburg
Pittsburgh
Bellefontaine
Mount Vernon
New Philadelphia
Weirton
Sidney
Coshocton
Cadiz
Mount Lebanon
Winchester
Piqua
Urbana
Yorkville
Newark
Cambridge
St. Clairsville
Springfield
Zanesville
Richmond
Waynesburg
Dayton
Xenia
Middletown
Lancaster
New Lexington
Caldwell
Woodsfield
McConnelsville
New Martinsville
Logan
Fairmont
Middlebourne
Wilmington
Chillicothe
Athens
Fairfield
McArthur
West Union
Grafton
Parkersburg
Hillsboro
Waverly
Wellston
Harrisville
Elizabeth
New Milton
Philippi
Pomeroy
Jackson
Grantsville
Glenville
Weston
Georgetown
Evergreen
Point Pleasant
Elkins
Spencer
West Union
Portsmouth
Gallipolis
Ripley
Sutton
Maysville
Vanceburg
Ironton
Clay
Glade View
Webster Springs
Cynthiana
Flemingsburg
Ashland
Huntington
Charleston
Summersville
Grayson
Frankfort

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

WesBanco Market Demographics*

	WEST VIRGINIA	NEW MARKETS MONTGOMERY, CLARK & GREENE COUNTIES Dayton/Springfield, OH	NEW MARKET HAMILTON COUNTY Cincinnati, OH
Total Population *	1,815,354	844,909	814,611
Median Income *	$31,504	$43,535 [1]	$44,280
Per Capita Income *	$25,792	$31,282 [1]	$39,467

*Source: US Census Bureau – Income reported in 2004 inflation-adjusted dollars.

(1) Weighted average

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Loans & Deposits

LOANS 12/31/2005



WV - $1,335 million

Non-WV - $1,586 million

> WV - Branches – 45
>
> Non-WV - Branches – 36

DEPOSITS 12/31/2005



WV - $1,900 million

Non-WV - $1,091 million

> WV – ATM's - 77
>
> Non-WV - ATM's - 43

*Excludes proforma sale of Ritchie County Branches

Net Income and EPS Trends

In thousands





Net Interest Income and Margin Trends



In thousands
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.51%
3.52%
3.46%
3.45%
3.40%
$33,501
$33,868
$32,588
$32,354
$30,983
1Q05
2Q05
3Q05
4Q05
1Q06

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

1st Quarter 2006 Financial Results

(dollars in thousands)	1st Quarter 3/31/2006	1st Quarter 3/31/2005	% CHG
GAAP - Net income	$ 5,584	$ 11,080	(49.6%)
Core operating earnings	$ 9,258	$ 11,376	(18.6%)
GAAP EPS - diluted	$ 0.25	$ 0.48	(47.9%)
Core Operating EPS - diluted	$ 0.42	$ 0.49	(14.3%)
Return on assets	0.52%	0.99%	(47.5%)
Core Operating ROA	0.86%	1.01%	(14.9%)
Return on equity	5.45%	10.42%	(47.7%)
Core Operating ROE	9.04%	10.70%	(15.5%)
Return on tangible equity	8.44%	15.65%	(46.1%)
Net interest margin	3.40%	3.51%	(3.1%)

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

1st Quarter 2006 Financial Results (continued)

- Other-than-temporary impairment losses on available-for-sale securities of $8.0 million.
- Decrease in net interest margin year-over-year due to strategic reduction of balance sheet, higher rates and flat yield curve environment.
- Gain on sale of non-strategic, rural branch offices of $2.5 million.
- Increase in core non-interest income of $1.5 million or 15.4%.
- Decrease in non-interest expense of $320 thousand or 1.2%.

Earnings Per Share (Diluted)



CAGR = 4.4%

Dividends Per Share Growth



21 consecutive years of dividend increases.
Current dividend yield approximating 3.6%

Non-performing Assets / Net Charge-off Ratio

In thousands



Interest Rate Trend



Capital Ratios



Average Securities and Loans

Securities   Yield



Loans   Yield



Yield Curve Comparison



"Better Than Free" Checking Campaign

➢ 24,000 new accounts over campaign period

➢ 20,000 new debit cards

➢ 213% of goals

➢ Increased awareness of brand

➢ Launched new sales culture

New Deposit Accounts Opened



Service Charge Income Growth

In thousands



$2,462	$2,723	$2,834	$3,515	$3,797
1Q05	2Q05	3Q05	4Q05	1Q06

Growth from 1Q05 to 1Q06 = 54.22%.

Key Investor Messages

- Increased dividend in February 2006.
- Dividend yield of 3.6%.
- Announced new 1 million share repurchase authorization.
  - Repurchased approximately 1.4 million share in 2005.
- Tangible capital after balance sheet reduction supportive of additional share repurchases.
- Added $900M of assets and 14 offices in strategic markets over last two years.
- Balance sheet restructuring to reduce interest rate sensitivity to higher rates.
- Customer satisfaction and other retail initiatives, including "Free Checking Campaign."
- Wealth and Trust management growth.
  - Assets under management $2.9 billion at 3/31/06 compared to $2.6 billion at 12/31/05.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Key Investor Messages

- ➢ Cost control and FTE reduction.
  - Reduction of 193 FTE's in one year.

- ➢ Service charge income and alternative fee income growth.
  - New overdraft product.
  - Growth in securities / insurance product lines.

- ➢ Focus on credit quality "instead of growth for growth's sake."
  - Sale or exit of lower profitability / higher risk loans – over $120 million in the past year.
  - Focus on loan spreads.
  - Focus on commercial loan growth – adding resources and technology.

- ➢ Branch optimization – Closure/sale of low growth branches while opening new offices in higher growth areas and consolidating existing locations to improve efficiency.

Reconciliation Table – Non-GAAP Financial Information

	For the Three Months Ended March 31,			
	2006	2005	**2006**	2005
	($ in thousands)		Per Share Amts.	
GAAP - Net income / Per share	$ **5,584**	$ 11,080	$ **0.25**	$ 0.48
Merger-related expenses, net of tax (1)	**-**	296	**-**	0.01
Restructuring expenses, net of tax (1)	**324**	-	**0.02**	-
Other-than-temporary impairment losses, net of tax (1)	**4,829**	-	**0.22**	-
Gain on branch sale, net of tax (1)	**(1,479)**	-	**(0.07)**	-
Core operating earnings / Per share	$ **9,258**	$ 11,376	$ **0.42**	$ 0.49

(1) The related income tax expense is calculated using a combined Federal and State income tax rate of 40%.

Reconciliation Table – Non-GAAP Financial Information

	For the Three Months Ended March 31,			
	2006	*2005*	*2006*	*2005*
	Return on ave. assets		Return on ave. equity	
Return on average assets / equity	0.52%	0.99%	5.45%	10.42%
Merger-related expenses, net of tax (1)	0.00%	0.02%	0.00%	0.28%
Restructuring expenses, net of tax (1)	0.03%	0.00%	0.32%	0.00%
Other-than-temporary impairment losses, net of tax (1)	0.45%	0.00%	4.71%	0.00%
Gain on branch sale, net of tax (1)	-0.14%	0.00%	-1.44%	0.00%
Core return on average assets / equity	0.86%	1.01%	9.04%	10.70%

(1) The related income tax expense is calculated using a combined Federal and State income tax rate of 40%.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Forward-looking Disclosure

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2005 Annual Report on Form 10-K and 1st quarter 2006 Form 10-Q filed with the SEC under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the SEC, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform adverse decisions of federal and state courts; competitive conditions in the financial services industry; rapidly changing technology affecting financial services and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate